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                           March 14, 2023

       Brian John
       Chief Executive Officer
       Jupiter Wellness, Inc.
       1061 E. Indiantown Rd., Ste. 110
       Jupiter, FL 33477

                                                        Re: Jupiter Wellness,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 15,
2023
                                                            File No. 333-269794

       Dear Brian John:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed February 15, 2023

       General

   1. We note your correspondence dated February 24, 2023 relating to the Form 8-K filed on
                                                        January 10, 2023. We
are evaluating your responses to the comments we issued on
                                                        February 13, 2023 and
may have further comments to be addressed in this registration statement.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Brian John
Jupiter Wellness, Inc.
March 14, 2023
Page 2

statement.

       Please contact Jane Park at 202-551-7439 or Loan Lauren Nguyen at 202-551-3642 with any questions.



                                                        Sincerely,
FirstName LastNameBrian John
                                                        Division of Corporation
Finance
Comapany NameJupiter Wellness, Inc.
                                                        Office of Industrial
Applications and
March 14, 2023 Page 2                                   Services
FirstName LastName